The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

October 21, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Business Alliance in Three Fields Between The Daiwa Securities Group and The Sumitomo Trust & Banking Group

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

dw 10/27

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name : Tsukasa Tanigawa
Title: Joint General Manager

(3) Trust Agency Business

We are negotiating a business alliance in trust agency business to newly provide products and services of STB to DSG's clients, regarding to planned deregulation that is to allow companies other than banks to enter into the trust agency business.

This alliance is supposed to be made among Daiwa Securities Co., Daiwa Securities SMBC Co. and STB. This is STB's first alliance in trust agency business with a securities company.

※The Alliance is under consideration at present. DSG and STBG are due to conclude a business tie-up contract, when we reach the final agreement about concrete contents.

For further information, please contact
Koichi Onaka, Senior Manager, IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654